

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2014

<u>Via E-Mail</u>
Mr. Jerold S. Drew
Chief Executive Officer
Double Crown Resources, Inc.
10120 S. Eastern Ave
Suite 200
Henderson, NV 89052

   Re: Double Crown Resources, Inc.
     File No. 000-53389

Dear Mr. Drew,

  We have completed our review of the PCAOB matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/Tia L. Jenkins

             Tia L. Jenkins
             Senior Assistant Chief Accountant
             Office of Beverages, Apparel, and
             Mining